FORUM MERGER CORPORATION

135 East 57th Street, 8th Floor

New York, New York 10022

January 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:	Forum Merger Corporation
Registration Statement on Form S-4
Filed December 1, 2017
File No. 333-221848

Dear Ms. Jacobs,

Forum Merger Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 28, 2017, regarding our Registration Statement on Form S-4 (the “Registration Statement”) previously filed on December 1, 2017. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement. For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

The Business Combination Proposal, page 4.

1)	Please include tabular disclosure showing a representative range of the potential total consideration to be paid.

In response to the Staff’s comment, we have included the tabular disclosure showing a representative range of potential total consideration to be paid on page 6 of Amendment No. 1.

What vote is required to approve the proposals presented at the Special Meeting?, page 15.

2)	Disclose the percentage of public shareholder votes that are required to approve the proposal in light of the fact that your sponsor, directors and officers have agreed to vote their shares in favor of the business combination proposal.

In response to the Staff’s comment, we have revised the disclosure on page 16 of Amendment No. 1 to disclose that 6,071,251 is the minimum number of votes needed from public shareholders to approve the business combination, or approximately 35.2% of the issued and outstanding public shares of the Company.

C1’s Relationship with its Sponsor, page 31.

3)	Disclose that Clearlake Capital Group, L.P. will have a substantial degree of control over the company after the offering and may, in fact, be the controlling shareholder. Disclose the ramifications of being a “controlled company.”

In response to the Staff’s comment, we have disclosed on page 34 of Amendment No. 1 the substantial degree of control over the Company by Clearlake Capital Group, L.P. and the ramification of being a “controlled company.”

Forum Reasons for the Business Combination, page 36.

4)	Please balance the disclosure in this section by including a discussion of the potentially negative consequences of the merger that were considered by Forum Merger Corporation and C1 Investment Corp.

In response to the Staff’s comment, we have revised the disclosure on pages 39 and 40 of Amendment No. 1 to include a discussion of potential negative consequences of the business combination that were considered by Forum Merger Corporation and C1 Investment Corp. (“C1”).

5)	Please clarify the metric by which C1 Investment Corp. has a growing market position.

In response to the Staff’s comment, we have revised the disclosure on page 38 of Amendment No. 1.

C1 Reasons for the Business Combination, page 37.

6)	Please disclose why C1 Investment Corp. decided to pursue the business combination rather than an initial public offering.

In response to the Staff’s comment, we have disclosed on page 40.

If C1 loses any of its key personnel . . . ., page 58.

7)	Please disclose whether you maintain key person life insurance policies for any of your key personnel. Please also disclose that your key employees are at will employees and may terminate their employment with C1 at any time.

We respectfully advise the Staff that all of C1’s officers and key employees are at-will employees, meaning that they can terminate their employment with C1 at any time. Further, C1 does not maintain “key man” life insurance policies for any of its officers or key employees. We have revised the disclosure accordingly on page 62 of Amendment No.1

C1’s debt agreements impose significant operating and financial restrictions…, page 67

8)	Please disclose that substantially all of C1’s assets are secured by the term loan agreement.

In response to the Staff’s comment, we revised the disclosure on page 70 of Amendment No. 1.

The Combined Entity may be a “ controlled company”…, page 79.

9)	Please quantify the number of shares that must be redeemed in order for the combined entity to be a controlled company within the meaning of the Nasdaq Stock Market corporate governance requirements.

In response to the Staff’s comment, we have disclosed the number of shares that must be redeemed in order for the combined entity to be a “controlled company” on pages 83 and 84 of Amendment No. 1.

Clearlake will have a significant degree of control …, page 80.

10)	Please disclose the percentage of your voting power to be held by Clearlake Capital Group, L.P. following the business combination assuming no redemptions of the Class A common stock.

In response to the Staff’s comment, we have disclosed the percentage of voting power to be held by Clearlake Capital Group, L.P. following the business combination assuming no redemptions of the Class A common stock on page 83 of Amendment No. 1.

Background of the Business Combination, page 112.

11)	Please clarify why Company A did not represent the best opportunity for a successful business combination.

In response to the Staff’s comment, we have revised the disclosure on page 116 of Amendment No. 1 to expand on the factors that led our board to decide that Company A was not the best opportunity for a successful business combination.

12)	Please disclose the reasons for selecting Cassel Salpeter & Co., LLC to deliver the fairness opinion.

In response to the Staff’s comment, we have revised the disclosure on page 120 of Amendment No. 1 to disclose the reasons for selecting Cassel Salpeter & Co., LLC.

13)	Please disclose the date and reasons that Forum Merger Corporation’s board determined to offer the total consideration to C1.

In response to the Staff’s comment, we have revised the disclosure on page 118 of Amendment No. 1 to state the date and reasons that our board determined to offer the total consideration to C1.

Opinion of Financial Advisor to the Board of Directors of Forum, page 119

14)	Please explain the basis for the disclaimer regarding any fiduciary duty that Cassel Salpeter& Co., LLC might have to stockholders of Forum Merger Corporation.

We believe that the fiduciary duty disclaimer currently reflected in the disclosure is appropriate as it is consistent with the scope of our engagement of Cassel Salpeter & Co., LLC as an independent contractor and not in any other capacity. Cassel Salpeter & Co., LLC was not engaged as an agent or fiduciary. As such, both Cassel Salpeter & Co. and we respectfully submit that there are no sources of fiduciary duty, or parties to whom such duties are owed, on the part of Cassel Salpeter & Co., LLC.

15)	Please disclose the financial projections used by Cassel Salpeter & Co., LLC to prepare the fairness opinion, if material.

The Limited Projections and Pro Forma Historical (each as defined in the Registration Statement) information were the only projections used by Cassel Salpeter & Co., LLC. We have included such information under the caption “Opinion of Financial Advisor to the Board of Directors of Forum” on page 123 of Amendment No. 1.

Selected Transaction Analysis, page 125.

16)	Please disclose the date and size of the comparable transactions in this section.

In response to the Staff’s comment, we have disclosed the date and size of the comparable transactions on page 129 of Amendment No. 1.

Reasons for the Post-Merger Charter Amendments, page 141.

17)	Please disclose the disadvantages to shareholders associated with your proposal to adopt a classified board structure.

In response to the Staff’s comment, we have revised the disclosure on page 146 of Amendment No. 1 to disclose the disadvantages to shareholders associated with the proposal to adopt a classified board structure.

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2017 Revenue, page 218.

18)	You disclose that technology offerings revenue decreased primarily as a result of Avaya filing for bankruptcy in January 2017. Please explain in greater detail how this bankruptcy impacted your revenue. Refer to the guidance in Section III.D of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have explained in greater detail the impact that the Avaya bankruptcy filing had on C1’s revenue on page 223 of Amendment No. 1.

Revenue by Core Technology Market, page 218.

19)	We note you disclose the change in your collaboration revenue and enterprise networking, data center, cloud, and security revenue, but do not disclose the factors that caused these changes. Expand your disclosure to include these factors.

In response to the Staff’s comment, we have disclosed on page 224 of Amendment No. 1 the factors that have caused the change in C1’s collaboration revenue and enterprise networking, data center, cloud, and security revenue.

C1 Investment Corp,

Notes to the Consolidated Financial Statements

Note 2 Business Acquisitions

2017 Acquisitions, page F-50

20)	Expand your disclosures to provide the amounts of revenue and earnings of each of your acquisitions since the acquisition date included in your income statement. Also provide the revenue and earnings of the combined entity as though these business combinations had occurred as of the beginning of the comparable prior annual reporting period. Disclose the nature and amount of any material, nonrecurring pro forma adjustments included in the reported pro forma revenue and earnings. Refer to ASC 805-10-50-2.h.

In response to the Staff’s comment, we have expanded on pages F-50 through F-57 of Amendment No. 1 the disclosures regarding the amounts of revenue and earnings of each of C1’s acquisitions included in the consolidated income statement. Additionally, the revenue and earnings of the Combined Entity as though these business combinations had occurred as of the beginning of the comparable prior annual reporting periods, and the nature and amount of any material, nonrecurring pro forma adjustments.

SPS Holdco, LLC, page F-52

21)	Provide us with your analysis that you considered whether historical audited financial statements of SPS Holdco, LLC should be included in your filing. Refer to Rule 3-05 of Regulation S-X.

We acknowledge the Staff’s comments and respectfully advises the Staff that we believe it is not necessary to include audited financial statements of SPS Holdco, LLC (“SPS”) pursuant to Rule 3-05 of Regulation S-X because the omission of those financial statements would not render the financial statements of C1 substantially incomplete or misleading under paragraph 2200.4(e) of the Division of Corporate Finance Financial Reporting Manual (“FRM”) and such financial statements would not be material to an investor’s understanding of C1’s business.

Paragraph 2200.4 of the FRM addresses the financial statements required in a registration statement on Form S-4 including those in connection with a business combination by the target. Paragraph 2200.4(d) of the FRM provides that a registration statement on Form S-4 filed by a reporting company is required to include financial statements of a business acquired by a reporting target pursuant to Section 3-05 of Regulation S-X if the Rule 1.02(w) significance tests are exceeded with respect to such acquisition. However, where a business is acquired by a non-reporting target, such as C1, paragraph 2200.4(e) of the FRM provides that the 1.02(w) significance tests are not solely determinative, and the relevant consideration is whether the omission of those financial statements renders the target company’s financial statements “substantially incomplete or misleading.”

We believe that the omission of the SPS financial statements will not render the C1 financial statements misleading or substantially incomplete for purposes of the Registration Statement due to the following reasons.

First, the SPS acquisition was a complementary business that C1 completed as a private company consistent with the existing acquisition strategy of add-on acquisitions to the core C1 business. As a result of the SPS acquisition, C1 did not (i) enter into any new lines of business, (ii) hire new management, (iii) acquire any material operations or (iv) otherwise significantly change its business plans or strategies. Consequently, we believe that the omission of separate financial statements for SPS will render C1’s financial statements neither incomplete nor misleading because SPS is in the same line of business as C1 and the acquisition did not result in the addition of any new management to C1. Additionally, the SPS acquisition did not materially affect C1’s operations or change C1’s business plans and strategies.

Second, although separate financial statements for SPS are not presented, the Registration Statement provides sufficient disclosures related to the SPS acquisition. In particular on page F-52 of Amendment No. 1 the financial statements of C1 include a breakdown of the purchase price allocation and the related fair values of the acquired assets and assumed liabilities with respect to the SPS acquisition. The financial statements of C1 also indicate that the SPS acquisition was consummated on August 15, 2017 as a result of which investors can identify the time period over which the SPS business C1 acquired contributed to the revenue and expenses of C1 in 2017. In the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of C1,” management of C1 discusses the contribution of the SPS business to the results of C1’s operations so investors understand the scope and value of the transaction to C1 as a whole.

Although we believe that Rule 3-05 does not apply to require separate financial statements of SPS be included in the Registration Statement based on the FRM guidance discussed above, we and C1 have evaluated the potential significance of the SPS acquisition using the three-pronged “significant subsidiary” test set forth in Rule 1.02(w) of Regulation S-X. We believe that the results of the significance tests under Rule 3-05, which is a more stringent standard than that which applies based on the guidance discussed above, further supports the conclusion that excluding the financial statements of SPS does not render the C1 financial statements substantially incomplete or misleading, especially after adjusting for the impact of impairment of goodwill and the elimination of goodwill and intangible assets from the SPS balance sheet.

In performing the significant subsidiary assessment pursuant to Rule 1.02(w), C1 used (i) financial information from C1’s audited financial statements for the year ended December 31, 2016 and (ii) information from SPS’s audited financial statements for the year ended December 31, 2016.

Below is a summary of the results of the Investment, Asset, and Income Tests, the three prongs of the significant subsidiary test, based on this information identified above (in thousands, except percentages):

	Calculated pursuant to Rule 1.02(w)	Adjustments to reflect non-recurring items		As adjusted
Investment Test
Purchase price for SPA acquisition	$59,126	$(8,000	)(1)	$51,126
C1’s total assets	636,260			636,260
Investment test significance	9.3%			8.0%

Asset Test
SPS’s total assets	$211,204	$(99,457	)(2)	$111,747
C1’s total assets	636,260			636,260
Asset test significance	33.2%			17.6%

Income Test
SPS’s pre-tax loss	$(74,217)	$70,861	(3)	$(3,356)
C1’s pre-tax income	15,065			15,065
Income test significance	492.6%			22.3%

(1)	Purchase price included in the C1 9/30/2017 financial statements was an estimate, subsequently the actual purchase price was reduced by $8,000.

(2)	Adjustment to eliminate the goodwill ($71,916) and intangible assets, net ($27,541) from the SPS year end balance sheet as these assets were written off upon consummation of the SPS acquisition by C1.

(3)	Adjustment to eliminate the impairment of goodwill charge from the SPS consolidated statement of operations as the impairment of goodwill has no impact to the operations that C1 purchased.

For the reasons discussed above, we respectfully advise the Staff that we believe that the omission of audited financial statements for the SPS acquisition does not render C1’s financial statements substantially incomplete or misleading, that such financial statements would not be material to an investor’s understanding of C1’s business and, accordingly, that it is not necessary to include audited financial statements of the SPS acquisition pursuant to Rule 3-05 of Regulation S-X in the Registration Statement.

Acquisition of AOS, Inc. and Subsidiaries

We advise the Staff that on December 15, 2017, C1, through its subsidiary ConvergeOne, Inc., acquired all of the outstanding stock of AOS, Inc. (“AOS”) for cash consideration of $65,900,000. The acquisition of AOS is discussed on pages F-50 and F-51 of Amendment No. 1. The acquisition was accounted for as a business combination and the assets acquired and liabilities assumed were recognized based on the estimated fair values at the acquisition date as determined by C1’s management. The AOS acquisition was a complementary business that C1 completed as a private company consistent with the existing acquisition strategy of add-on acquisitions to the core C1 business. As a result of the AOS acquisition, C1 did not (i) enter into any new lines of business, (ii) hire new management, (iii) acquire any material operations or (iv) otherwise significantly change its business plans or strategies.

We respectfully advise the Staff that we believe it is also not necessary to include audited financial statements of AOS pursuant to Rule 3-05 of Regulation S-X because the omission of those financial statements would not render the financial statements of C1 substantially incomplete or misleading under paragraph 2200.4(e) of FRM and such financial statements would not be material to an investor’s understanding of C1’s business.

Although we believe that Rule 3-05 does not apply to require separate financial statements of AOS be included in the Registration Statement based on the FRM guidance discussed above, we and C1 have evaluated the potential significance of the AOS acquisition using the three-pronged “significant subsidiary” test set forth in Rule 1.02(w) of Regulation S-X. We believe that the results of the significance tests under Rule 3-05, which is a more stringent standard than that which applies based on the guidance discussed above, further supports the conclusion that excluding the financial statements of AOS does not render the C1 financial statements substantially incomplete or misleading.

In performing the significant subsidiary assessment, we and C1 used (i) financial information from C1’s audited financial statements for the year ended December 31, 2016 and (ii) preliminary information from AOS’s financial statements for the year ended December 25, 2016.

Below is a summary of the results of the Investment, Asset, and Income Tests, the three prongs of the significant subsidiary test, based on this information identified above (in thousands, except percentages):

Calculated pursuant to Rule 1.02(w)
Investment Test
Purchase price for AOS acquisition	$65,900
C1’s total assets	636,260
Investment test significance	10.4%

Asset Test
AOS’s total assets	$44,330
C1’s total assets	636,260
Asset test significance	7.0%

Income Test
AOS’s income from continuing operations	$3,464
C1’s pre-tax income	15,065
Income test significance	23.0%

For the reasons discussed above, we respectfully advise the Staff that we believe that the omission of audited financial statements for the AOS acquisition does not render C1’s financial statements substantially incomplete or misleading, that such financial statements would not be material to an investor’s understanding of C1’s business and, accordingly, that it is not necessary to include audited financial statements of the AOS acquisition pursuant to Rule 3-05 of Regulation S-X in the Registration Statement.

Annex A

22)	Please tell us how you intend to solicit the accredited investors in connection with the PIPE investment described in Section 4.20.

We respectfully advise the Staff that the investors in the PIPE Investment described in Section 4.20 of the merger agreement were solicited on a confidential basis by the placement agents we retained in connection with the PIPE pursuant to Rule 506(b) of Regulation D. As the PIPE Investment is intended to be exempt from registration, each prospective investor executed a non-disclosure agreement prior to being provided with information about the PIPE investment. Each investor executed a subscription agreement with the Company on November 30, 2017 and prior to the public announcement of the merger agreement and the filing of the Registration Statement. We have revised all relevant disclosure on pages 7, 43 and 141 of Amendment No. 1 to clarify that the PIPE Investment was executed on November 30, 2017 and investors are committed to fund their investment immediately prior to the closing of the business combination.

Exhibit Index, page II-1

23)	Please file a consent for Cassel Salpeter & Co., LLC as an exhibit to the registration statement in accordance with Rule 436 under the Securities Act.

In response to the Staff’s comment, we have filed the requested consent as an exhibit to Amendment No. 1.

24)	Item 601(b)(8) of Regulation S-K states that a tax opinion must be filed whenever the tax consequences of a transaction “are material to an investor and a representation as to tax consequences is set forth in the filing.” Please file a tax opinion as an exhibit to the filing or advise. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

In response to the Staff’s comment, we have filed the requested tax opinions as exhibits to Amendment No. 1.

Additionally, the Staff provided oral comments regarding the Registration Statement on December 28, 2017. For the Staff’s convenience, we have summarized the Staff’s verbal comments in bold below and have followed each comment with our response.

1.	With respect to the amended charter proposal, provide a summary description of Section 203 of the DGCL.

We respectfully acknowledge the Staff’s comment and have revised the disclosures on pages 143 and 146 of Amendment No. 1.

2.	Abbreviate the shareholder letter to one page.

We respectfully acknowledge the Staff’s comment and have abbreviated the shareholder letter to one page.

3.	Explain the definition of “Earnout EBITDA” in the prospectus better.

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 2 of Amendment No. 1.

4.	Explain how the Interested Party transactions referenced on page 141 will be resolved.

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 146 of Amendment No. 1.

5.	With respect to the risk factors entitled “C1’s business depends on its technology partner relationships and the availability of their products” please separate out so that the discussion about Avaya and Cisco is under separate title.

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 59 of Amendment No. 1.

6.	In the third paragraph from the bottom of page 114, the last word (“C1”) should be “Forum”.

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 118 of Amendment No. 1.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ David Boris
David Boris Chief Executive Officer

cc:	Tamar Donikyan
Ellenoff Grossman & Schole LLP

John A. McKenna, Jr.
C1 Investment Corp.

John T. McKenna
Cooley LLP